EXHIBIT 99

RISK FACTORS

Our business faces significant risks.  Set forth below are all risks that we believe are material at this time.  Our business, financial condition and results of operations could be materially adversely affected by any of these risks.  These risks should be read in conjunction with the other information in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, and this Quarterly Report on Form 10-Q.

•	Worldwide general economic, business, and industry conditions have had, and may continue to have, an adverse effect on the Company’s results.

The global economic instability of the past few years has caused, among other things, declining consumer and business confidence, volatile raw material prices, instability in credit markets, high unemployment, fluctuating interest and exchange rates, and other challenges.  The Company’s business and operating results have been and may continue to be adversely affected by these global economic conditions.  The Company’s customers and potential customers may experience deterioration of their businesses, cash flow shortages, and difficulty obtaining financing.  As discussed below, the industries we serve, primarily paper, steel, construction and automotive, have in the past been adversely affected by the uncertain global economic climate due to the cyclical nature of their businesses.  As a result, existing or potential customers may reduce or delay their growth and investments and their plans to purchase products, and may not be able to fulfill their obligations in a timely fashion.  Further, suppliers could experience similar conditions, which could affect their ability to fulfill their obligations to the Company.  Adversity within capital markets may also impact the Company’s results of operations by negatively affecting the amount of expense the Company records for its pension and other postretirement benefit plans. Actuarial valuations used to calculate income or expense for the plans reflect assumptions about financial market and other economic conditions – the most significant of which are the discount rate and the expected long-term rate of return on plan assets.  Such actuarial valuations may change based on changes in key economic indicators. Global economic markets remain uncertain, and there can be no assurance that market conditions will improve in the near future.  Future weakness in the global economy could materially and adversely affect our business and operating results.

•	The Company’s operations are subject to the cyclical nature of its customers' businesses and we may not be able to mitigate that risk.

The majority of the Company's sales are to customers in industries that have historically been cyclical: paper, steel, construction, and automotive. These industries have been particularly adversely affected by the uncertain global economic climate.  Our Refractories segment primarily serves the steel industry.  In 2013, North American and European steel production was approximately 10% below 2008 levels due to reduced demand and several steel mill closures.  In the paper industry, which is served by our Paper PCC product line, production levels for uncoated freesheet within North America and Europe, our two largest markets remain approximately 17% below 2008 levels.  The reduced demand for paper industry products has also caused the paper industry to experience a number of recent bankruptcies and paper mill closures, including among our customers.  In addition, our Processed Minerals and Specialty PCC product lines are affected by the domestic building and construction markets and the automotive market. Housing starts in 2013 averaged approximately 928 thousand units.  Housing starts were at a peak rate of 2.1 million units in 2005.  Demand for our products is subject to these trends. In addition, these trends could cause our customers to face liquidity issues or bankruptcy, which could deteriorate the aging of our accounts receivable, increase our bad debt exposure and possibly trigger impairment of assets or realignment of our businesses. The Company has taken steps to reduce its exposure to variations in its customers' businesses, including by diversifying its portfolio of products and services; through geographic expansion, and by structuring most of its long-term satellite PCC contracts to provide a degree of protection against declines in the quantity of product purchased, since the price per ton of PCC generally rises as the number of tons purchased declines.  In addition, many of the Company's product lines lower its customers' costs of production or increase their productivity, which should encourage them to use its products.  However, there can be no assurance that these efforts will mitigate the risks of our dependence on these industries.  Continued weakness in the industries we serve has had, and may in the future have, an adverse effect on sales of our products and our results of operations.  A continued or renewed economic downturn in one or more of the industries or geographic regions that the Company serves, or in the worldwide economy, could cause actual results of operations to differ materially from historical and expected results.

•	The Company’s results could be adversely affected if it is unable to effectively achieve and implement its growth initiatives.

Sales and income growth of the Company depends upon a number of uncertain events, including the outcome of the Company's strategies of increasing its penetration into geographic markets such as the BRIC (Brazil, Russia, India, China) countries and other Asian and Eastern European countries; increasing its penetration into product markets such as the market for papercoating pigments and the market for groundwood paper pigments; increasing sales to existing PCC customers by increasing the amount of PCC used per ton of paper produced; developing, introducing and selling new products such as the FulFill® family of products for the paper industry.  Difficulties, delays or failure of any of these strategies could affect the future growth rate of the Company.  Our strategy also anticipates growth through future acquisitions.  However, our ability to identify and consummate any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and our ability to obtain financing.  Our success in integrating newly acquired businesses will depend upon our ability to retain key personnel, avoid diversion of management’s attention from operational matters, and integrate general and administrative services.  In addition, future acquisitions could result in the incurrence of additional debt, costs and contingent liabilities. Integration of acquired operations may take longer, or be more costly or disruptive to our business, than originally anticipated, and it is also possible that expected synergies from future acquisitions may not materialize.  We also may incur costs and divert management attention with regard to potential acquisitions that are never consummated.

•	The acquisition of AMCOL International Corporation exposes the Company to a number of risks and uncertainties, the occurrence of any of which could materially adversely affect the Company or the future results of the combined company.

On May 9, 2014, the Company acquired AMCOL International Corporation (“AMCOL”).  The success of this acquisition will depend, in part, on our ability to realize anticipated benefits from combining the businesses of the Company and AMCOL. If we are not able to successfully integrate the businesses of the Company and AMCOL, the anticipated benefits of the proposed acquisition may not be realized fully or at all or may take longer to realize than expected. The risks and uncertainties relating to realizing the anticipated benefits of the transaction include:

•	that we have incurred and may continue to incur a number of non-recurring costs associated with combining the operations of the Company and AMCOL;

•	that the combined company has undergone, and is expected to continue to undergo, certain internal restructurings and reorganizations in order to realize certain potential synergies, which may affect our ability to maintain our relationships with customers and suppliers, retain key personnel, avoid diversion of management’s attention from operational matters, and efficiently integrate general and administrative services;

•	that the combined company may not be able to achieve the synergies expected from the transaction, or that there may be delays in achieving any such synergies; and

•	that the combined company may be exposed to increased litigation from stockholders, customers, suppliers, and other third parties.

Further, the business segments we acquired in the AMCOL acquisition are subject to a number of risks related to their business and operations, including the following:

•	Our performance materials segment’s sales are predominantly derived from the metalcasting market and our construction technologies segment’s sales are predominantly derived from the commercial construction and infrastructure markets. All of these markets depend heavily upon the strength of the domestic and international economies. If these economies weaken, demand for our products sold to these markets may decline and our business or future financial results may be adversely affected.

•	Our customers’ demand for our energy services segment’s products and services are affected by oil and natural gas production activities, which are are heavily influenced by the benchmark price of these commodities.

•	In addition, oil and natural gas exploration and production activities depend heavily on the location of these natural resources within the earth’s geology and geographic location as well as technologies available to profitably extract them. Thus, the performance of our energy services segment is affected by changes in technologies, locations of customers’ targeted reserves, and competition in various geographic markets.

•	We purchase a significant amount of raw materials which are derived from petrochemical products. Our production processes also consume a significant amount of energy, primarily electricity, diesel fuel, natural gas and coal. We use diesel fuel to operate our mining and processing equipment and our freight costs are heavily dependent upon fuel prices and surcharges. On a combined basis, these factors represent a large exposure to petrochemical and energy products which may be subject to significant price fluctuations.

•	We rely on shipping bulk cargos of bentonite from and within the United States, Turkey and China to customers, as well as our own subsidiaries, and we are sensitive to our ability to recover these shipping costs. In the last few years, bulk cargo shipping rates have been very volatile, and, to a lesser extent, the availability of bulk cargo containers has been suspect. If we cannot secure our container requirements or offset additional shipping costs with price increases to customers, our profitability could be impacted.

•	Our energy services and construction technologies segments are affected by seasonal weather patterns, especially in the Gulf of Mexico and surrounding states, which are susceptible to hurricanes that typically occur June 1st through November 30th. In addition, it is affected by customers’ demands for natural gas. Natural gas is affected by weather patterns as colder winters increase the demand for natural gas to heat homes and warmer summers increase the demand for natural gas to fuel generators providing electricity to run air conditioners. Actual or threatened hurricanes or changes in the demand for natural gas can result in volatile demand for services provided by our energy services segment.

•	Our construction technologies segment is affected by weather patterns which determine the feasibility of construction activities. Typically, less construction activity occurs in winter months and thus this segment’s revenues tend to be greatest in the second and third quarters when weather patterns in our geographic markets are more conducive to construction activities.

Any of these risks and uncertainties could have a material adverse effect on us or the future results of the combined company.

•	Increased costs related to the financing of the acquisition of AMCOL International will require a significant amount of cash. This could reduce the Company’s flexibility to respond to changing business and economic conditions or fund capital expenditures or working capital needs. Our ability to generate cash depends on many factors beyond our control.

At June 29, 2014, the Company had outstanding borrowings of $1.56 billion pursuant to our senior secured credit facility, largely to finance the acquisition of AMCOL International.  This financing will require a significant amount of cash to make interest payments.  Further, borrowings under our senior secured credit facility are based on variable rates of interest, which could result in higher interest expense in the event of an increase in interest rates. Our ability to pay interest on our debt and to satisfy our other debt obligations will depend in part upon our future financial and operating performance and upon our ability to renew or refinance borrowings. Prevailing economic conditions and financial, business, competitive, regulatory and other factors, many of which are beyond our control, will affect our ability to make these payments. We cannot guarantee that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to fund our liquidity needs. If we are unable to generate sufficient cash flow to meet our debt service obligations, we will have to pursue one or more alternatives, such as, reducing or delaying capital or other expenditures, refinancing debt, selling assets, or raising equity capital. Further, the requirement to make significant interest payments may reduce the Company’s flexibility to respond to changing business and economic conditions or fund capital expenditure or working capital needs and may increase the Company’s vulnerability to adverse economic conditions.

•	Our senior secured credit facility contains various covenants that limits our ability to take certain actions and our revolving credit facility, if used, also require us to meet financial maintenance tests, failure to comply with which could have a material adverse effect on us..

The agreement governing our senior secured credit facility contains a number of significant covenants that, among other things, limit our ability to: incur additional debt or liens, consolidate or merge with any other person, alter the business we conduct, make investments, use the proceeds of asset sales or sale/leaseback transactions, enter into hedging arrangements, pay dividends or make certain other restricted payments, create dividend or other payment restrictions with respect to subsidiaries, and enter into transactions with affiliates. In addition, our revolving credit facility, if used, requires us to comply with specific financial ratios, under which we are required to achieve specific financial results. Our ability to comply with these provisions may be affected by events beyond our control. A breach of any of these covenants would result in a default under the agreements. In the event of any default, our lenders could elect to declare all amounts borrowed under the agreements, together with accrued interest thereon, to be due and payable. In such an event, we cannot assure you that we would have sufficient assets to pay debt then outstanding under the agreements governing our debt. Any future refinancing of the senior secured credit facility is likely to contain similar restrictive covenants.

•	The Company’s sales of PCC could be adversely affected by our failure to renew or extend long term sales contracts for our satellite operations.

The Company's sales of PCC to paper customers are typically pursuant to long-term evergreen agreements, initially ten years in length, with paper mills where the Company operates satellite PCC plants.  Sales pursuant to these contracts represent a significant portion of our worldwide Paper PCC sales, which were $480.0 million in 2013, or approximately 47% of the Company’s net sales.  The terms of many of these agreements have been extended or renewed in the past, often in connection with an expansion of the satellite plant.  However, failure of a number of the Company's customers to renew or extend existing agreements on terms as favorable to the Company as those currently in effect, or at all, could have a substantial adverse effect on the Company's results of operations, and could also result in impairment of the assets associated with the PCC plant.

•	The Company’s sales could be adversely affected by consolidation in customer industries, principally paper and steel.

Several consolidations in the paper industry have taken place in recent years and such consolidation could continue in the future. These consolidations could result in partial or total closure of some paper mills where the Company operates PCC satellites.  Such closures would reduce the Company's sales of PCC, except to the extent that they resulted in shifting paper production and associated purchases of PCC to another location served by the Company. Similarly, consolidations have occurred in the steel industry.  Such consolidations in the two major industries we serve concentrate purchasing power in the hands of a smaller number of papermakers and steel manufacturers, enabling them to increase pressure on suppliers, such as the Company.  This increased pressure could have an adverse effect on the Company's results of operations in the future.

•	The Company is subject to stringent regulation in the areas of environmental, health and safety, and tax, and may incur unanticipated costs or liabilities arising out of claims for various legal, environmental and tax matters or product stewardship issues.

The Company’s operations are subject to international, federal, state and local governmental environmental, health and safety, tax and other laws and regulations.  We have expended, and may be required to expend in the future, substantial funds for compliance with such laws and regulations.  In addition, future events, such as changes to or modifications of interpretations of existing laws and regulations, or enforcement polices, or further investigation or evaluation of the potential environmental impacts of operations or health hazards of certain products, may give rise to additional compliance and other costs that could have a material adverse effect on the Company.  State, national, and international governments and agencies have been evaluating climate-related legislation and regulation that would restrict emissions of greenhouse gases in areas in which we conduct business, and some such legislation and regulation have already been enacted or adopted.  Enactment of climate-related legislation or adoption of regulation that restrict emissions of greenhouse gases in areas in which we conduct business could have an adverse effect on our operations or demand for our products.  Our manufacturing processes, particularly the manufacturing process for PCC, use a significant amount of energy and, should energy prices increase as a result of such legislation or regulation, we may not be able to pass these increased costs on to purchasers of our products.  We cannot predict if or when currently proposed or additional laws and regulations regarding climate change or other environmental or health and safety concerns will be enacted or adopted.  Moreover, changes in tax regulation and international tax treaties could reduce the financial performance of our foreign operations.

The Company is currently a party in various litigation matters and tax and environmental proceedings and faces risks arising from various unasserted litigation matters, including, but not limited to, product liability, patent infringement, antitrust claims, and claims for third party property damage or personal injury stemming from alleged environmental torts.  Failure to appropriately manage safety, human health, product liability and environmental risks associated with the Company’s products and production processes could adversely impact the Company’s employees and other stakeholders, the Company’s reputation and its results of operations. Public perception of the risks associated with the Company’s products and production processes could impact product acceptance and influence the regulatory environment in which the Company operates. While the Company has procedures and controls to manage these risks, carries liability insurance, which it believes to be appropriate to its businesses, and has provided reserves for current matters, which it believes to be adequate, an unanticipated liability, arising out of a current matter or proceeding or from the other risks described above, could have a material adverse effect on the Company’s financial condition or results of operations.

•	Delays or failures in new product development could adversely affect the Company’s operations.

The Company’s future business success will depend in part upon its ability to maintain and enhance its technological capabilities, to respond to changing customer needs, and to successfully anticipate or respond to technological changes on a cost-effective and timely basis.  The Company is engaged in a continuous effort to develop new products and processes in all of its product lines.  Difficulties, delays or failures in the development, testing, production, marketing or sale of such new products could cause actual results of operations to differ materially from our expected results.

•	The Company’s ability to compete is dependent upon its ability to defend its intellectual property against inappropriate disclosure and infringement.

The Company's ability to compete is based in part upon proprietary knowledge, both patented and unpatented.  The Company's ability to achieve anticipated results depends in part on its ability to defend its intellectual property against inappropriate disclosure as well as against infringement.  In addition, development by the Company's competitors of new products or technologies that are more effective or less expensive than those the Company offers could have a material adverse effect on the Company's financial condition or results of operations.

•	The Company’s operations could be impacted by the increased risks of doing business abroad.

The Company does business in many areas internationally.  Approximately 45% of our sales in 2013 were derived from outside the United States and we have significant production facilities which are located outside of the United States.  We have in recent years expanded our operations in emerging markets, and we plan to continue to do so in the future, particularly in China, India, Brazil, and Eastern Europe.  Some of our operations are located in areas that have experienced political or economic instability, including Indonesia, Brazil, Thailand, China and South Africa.  As the Company expands its operations overseas, it faces increased risks of doing business abroad, including inflation, fluctuation in interest rates, changes in applicable laws and regulatory requirements, export and import restrictions, tariffs, nationalization, expropriation, limits on repatriation of funds, civil unrest, terrorism, unstable governments and legal systems, and other factors.  Adverse developments in any of the areas in which we do business could cause actual results to differ materially from historical and expected results.  In addition, a significant portion of our raw material purchases and sales outside the United States are denominated in foreign currencies, and liabilities for non-U.S. operating expenses and income taxes are denominated in local currencies.   Accordingly, reported sales, net earnings, cash flows and fair values have been and, in the future, will be affected by changes in foreign currency exchange rates.  Our overall success as a global business depends, in part, upon our ability to succeed in differing legal, regulatory, economic, social and political conditions.  We cannot assure you that we will implement policies and strategies that will be effective in each location where we do business.

•	The Company’s operations are dependent on the availability of raw materials and access to ore reserves at its mining operations. Increases in costs of raw materials or energy could adversely affect our financial results.

The Company depends in part on having an adequate supply of raw materials for its manufacturing operations, particularly lime and carbon dioxide for the PCC product line, and magnesia and alumina for its Refractory operations. Purchase prices and availability of these critical raw materials are subject to volatility.  At any given time, we may be unable to obtain an adequate supply of these critical raw materials on a timely basis, on price and other terms, or at all. While most such raw materials are readily available, the Company purchases approximately forty-five percent of its magnesia requirements from sources in China.  The majority of magnesia requirements were purchased from other countries. The price and availability of magnesia have fluctuated in the past and they may fluctuate in the future.  Price increases for certain other of our raw materials, as well as increases in energy prices, have also affected our business. Energy costs typically have the most significant impact in the production of our Processed Minerals and Specialty PCC products, but also affect the cost of raw materials purchased in our Paper PCC product line and Refractories Segment. The contracts pursuant to which we construct and operate our satellite PCC plants generally adjust pricing to reflect the pass-through of increases in costs resulting from inflation, including energy. However, there is a time lag before such price adjustments can be implemented. The Company and its customers, especially customers for the Refractories Segment, Processed Minerals and Specialty PCC product lines will typically negotiate reasonable price adjustments in order to recover these escalating costs, but there can be no assurance that we will be able to recover increasing costs through such negotiations.  In 2013, increased raw materials costs affected our Specialty Minerals segment by $4.7 million. These increased raw material costs were partially offset by price increases.

The Company also depends on having adequate access to ore reserves of appropriate quality at its mining operations. There are numerous uncertainties inherent in estimating ore reserves including subjective judgments and determinations that are based on available geological, technical, contract and economic information.

We cannot predict whether, and how much, prices for our key raw materials will increase in the future.  Changes in the costs or availability of such raw materials, to the extent we cannot recover them in price increases to our customers, could adversely affect the Company’s results of operations.

•	The Company operates in very competitive industries, which could adversely affect our profitability.

The Company has many competitors. Some of our principal competitors have greater financial and other resources than we have.  Accordingly, these competitors may be better able to withstand changes in conditions within the industries in which we operate and may have significantly greater operating and financial flexibility than we do.  As a result of the competitive environment in the markets in which we operate, we currently face and will continue to face pressure on the sales prices of our products from competitors, which could reduce profit margins.

•	Production facilities are subject to operating risks and capacity limitations that may adversely affect the Company’s financial condition or results of operations.

The Company is dependent on the continued operation of its production facilities. Production facilities are subject to hazards associated with the manufacturing, handling, storage, and transportation of chemical materials and products, including pipeline leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, and environmental risks. We maintain property, business interruption and casualty insurance but such insurance may not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered.  We may incur losses beyond the limits, or outside the coverage, of our insurance policies.  Further, from time to time, we may experience capacity limitations in our manufacturing operations. In addition, if we are unable to effectively forecast our customers’ demand, it could affect our ability to successfully manage operating capacity limitations. These hazards, limitations, disruptions in supply and capacity constraints could adversely affect financial results.